                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   FORM 11-K



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended     January 30, 1999
                          ---------------------------------------

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to ________________


Commission file number           1-11084
                       ------------------------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  Kohl's Department Stores, Inc. Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              Kohl's Corporation
                          N56 W17000 Ridgewood Drive
                           Menomonee Falls, WI 53051

                             REQUIRED INFORMATION
                             --------------------


1.   Not Applicable.

2.   Not Applicable

3.   Not Applicable

4. The Kohl's Department Stores, Inc. Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.


Exhibits
--------

24.  Consent of Independent Auditors

                                  SIGNATURES
                                  ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                     Kohl's Department Stores, Inc. Savings Plan


Date:  July 26, 1999                 By: /s/ Arlene Meier
       -------------                    ----------------------------------
                                     Arlene Meier
                                     Administrative Committee Member

                        Kohl's Department Stores, Inc.
                                 Savings Plan

                             Financial Statements
                          and Supplemental Schedules

               Years ended January 30, 1999 and January 31, 1998



                                   Contents

Report of Independent Auditors...............................................  1

Financial Statements

Statements of Net Assets Available for Benefits, with Fund Information.......  2
Statements of Changes in Net Assets Available for Benefits,
     with Fund Information...................................................  4
Notes to Financial Statements................................................  6


Supplemental Schedules

Line 27(a) - Schedule of Assets Held for Investment Purposes................. 10
Line 27(d) - Schedule of Reportable Transactions............................. 11

                        Report of Independent Auditors

Plan Administrator
Kohl's Department Stores, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of Kohl's Department Stores, Inc. Savings Plan as of January 30, 1999 and January 31, 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 30, 1999 and January 31, 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of January 30, 1999, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in material respects in relation to the basic financial statements taken as a whole.


June 11, 1999                                                  ERNST & YOUNG LLP

                        Kohl's Department Stores, Inc.
                                 Savings Plan

    Statements of Net Assets Available for Benefits, with Fund Information


                                                                       January 30, 1999
                                ----------------------------------------------------------------------------------------------
                                   Stock          Balance         Stable          Company        Templeton
                                   Fund            Fund         Income Fund     Stock Fund      Foreign Fund         Total
                                ----------------------------------------------------------------------------------------------
Investments, at fair value:
  William Blair Growth Fund     $46,673,952     $         -     $         -     $         -      $        -       $ 46,673,952
  Masterworks Asset
    Allocation Fund                       -      26,495,622               -               -               -         26,495,622
  Stable Value Fund                       -               -      13,398,240               -               -         13,398,240
  Kohl's Corporation Common
    Stock                                 -               -               -      37,170,631               -         37,170,631
  Templeton Foreign Fund                  -               -               -               -       1,161,760          1,161,760
  Bank of America Short-Term
    Investment Fund                   6,182           1,994               -          28,649           9,786             46,611
                                ----------------------------------------------------------------------------------------------
Total investments                46,680,134      26,497,616      13,398,240      37,199,280       1,171,546        124,946,816

Receivables:
  Interest and dividends                381          24,402               5             362              93             25,243
  Company contribution              861,094         421,748       2,003,561         379,412          19,673          3,685,488
  Participants' contribution        370,017         198,907         106,014         176,194          31,284            882,416
                                ----------------------------------------------------------------------------------------------
Total receivables                 1,231,492         645,057       2,109,580         555,968          51,050          4,593,147
                                ----------------------------------------------------------------------------------------------
Total assets                     47,911,626      27,142,673      15,507,820      37,755,248       1,222,596        129,539,963

Liabilities -
  Accrued purchases                       -          24,185               -          19,976               -             44,161
                                ----------------------------------------------------------------------------------------------
Net assets available for
  benefits                      $47,911,626     $27,118,488     $15,507,820     $37,735,272      $1,222,596       $129,495,802
                                ==============================================================================================

                                         January 31, 1998
------------------------------------------------------------------------------------------------
   Stock          Balance       Stable Income     Company Stock      Templeton
   Fund            Fund              Fund             Fund          Foreign Fund        Total
------------------------------------------------------------------------------------------------

$31,226,772     $         -      $         -       $         -       $        -      $31,226,772
          -      17,597,785                -                 -                -       17,597,785
          -               -       10,896,653                 -                -       10,896,653
          -               -                -        17,865,381                -       17,865,381
          -               -                -                 -        1,032,358        1,032,358

          -               -                -               856                -              856
------------------------------------------------------------------------------------------------
 31,226,772      17,597,785       10,896,653        17,866,237        1,032,358       78,619,805


        198          28,842               42               262               17           29,361
    915,378         435,002        1,332,037           412,144           24,026        3,118,587
    359,404         190,488          118,366           168,703           26,936          863,897
------------------------------------------------------------------------------------------------
  1,274,980         654,332        1,450,445           581,109           50,979        4,011,845
------------------------------------------------------------------------------------------------


          -               -                -                 -                -                -
------------------------------------------------------------------------------------------------
$32,501,752     $18,252,117      $12,347,098       $18,447,346       $1,083,337      $82,631,650
================================================================================================


See accompanying notes.

                        Kohl's Department Stores, Inc.
                                 Savings Plan

          Statements of Changes in Net Assets Available for Benefits,
                             with Fund Information

                          Year ended January 30, 1999

                                                                     Stable                         Templeton
                                       Stock         Balance         Income          Company         Foreign
                                       Fund           Fund            Fund          Stock Fund        Fund             Total
                                    -------------------------------------------------------------------------------------------
Additions:
  Net realized and
    unrealized appreciation
    (depreciation) in fair
    value of investments            $ 7,319,725    $ 2,637,969     $   743,586     $17,385,525     $ (195,856)     $ 27,890,949
  Interest and dividend
    income                            3,431,313      2,819,158              15           4,824        127,074         6,382,384
                                    -------------------------------------------------------------------------------------------
  Net investment income (loss)       10,751,038      5,457,127         743,601      17,390,349        (68,782)       34,273,333

  Contributions:
    Company                           2,093,997      1,098,845       2,320,878         946,846        127,824         6,588,390
    Participants                      3,947,660      2,076,771       1,184,873       1,868,299        322,984         9,400,587
    Rollovers                           824,594        784,588         279,733         486,792        130,153         2,505,860
                                    -------------------------------------------------------------------------------------------
  Total contributions                 6,866,251      3,960,204       3,785,484       3,301,937        580,961        18,494,837
                                    -------------------------------------------------------------------------------------------
Total additions                      17,617,289      9,417,331       4,529,085      20,692,286        512,179        52,768,170

Deductions
  Benefit and withdrawal
    payments                          2,388,840      1,182,038       1,009,152       1,257,485         66,503         5,904,018

Transfers between funds                 181,425        631,078        (359,211)       (146,875)      (306,417)                -
                                    -------------------------------------------------------------------------------------------
Increase in net assets
  available for benefits             15,409,874      8,866,371       3,160,722      19,287,926        139,259        46,864,152

Net assets available for
  benefits at beginning of year      32,501,752     18,252,117      12,347,098      18,447,346      1,083,337        82,631,650
                                    -------------------------------------------------------------------------------------------
Net assets available for
  benefits at end of year           $47,911,626    $27,118,488     $15,507,820     $37,735,272     $1,222,596      $129,495,802
                                    ===========================================================================================

See accompanying notes.

                        Kohl's Department Stores, Inc.
                                 Savings Plan

          Statements of Changes in Net Assets Available for Benefits,
                       with Fund Information (continued)

                          Year ended January 31, 1998

                                                                       Stable                         Templeton
                                        Stock          Balance         Income          Company         Foreign
                                        Fund            Fund            Fund         Stock Fund         Fund            Total
                                     -------------------------------------------------------------------------------------------
Additions:
  Net realized and unrealized
    appreciation (depreciation)
    in fair value of investments     $ 2,808,834     $   875,238     $   636,930     $ 7,204,790     $ (154,326)     $11,371,466
  Interest and dividend income         1,529,474       2,127,043              64           4,011        103,226        3,763,818
                                     -------------------------------------------------------------------------------------------
  Net investment income (loss)         4,338,308       3,002,281         636,994       7,208,801        (51,100)      15,135,284

  Contributions:
    Company                            1,662,785         834,775       1,577,055         730,766         64,316        4,869,697
    Participants                       3,892,839       1,969,527       1,280,473       1,737,463        200,920        9,081,222
    Rollovers                            704,123         389,334         158,957         311,626        123,346        1,687,386
                                     -------------------------------------------------------------------------------------------
  Total contributions                  6,259,747       3,193,636       3,016,485       2,779,855        388,582       15,638,305
                                     -------------------------------------------------------------------------------------------
Total additions                       10,598,055       6,195,917       3,653,479       9,988,656        337,482       30,773,589

Deductions
  Benefit and withdrawal payments      2,015,977       1,031,803       1,165,269         912,725          9,988        5,135,762

Transfers between funds                  144,666         526,251      (1,840,942)        414,182        755,843                -
                                     -------------------------------------------------------------------------------------------
Increase in net assets
  available for benefits               8,726,744       5,690,365         647,268       9,490,113      1,083,337       25,637,827

Net assets available for
  benefits at beginning of year       23,775,008      12,561,752      11,699,830       8,957,233              -       56,993,823
                                     -------------------------------------------------------------------------------------------
Net assets available for
  benefits at end of year            $32,501,752     $18,252,117     $12,347,098     $18,447,346     $1,083,337      $82,631,650
                                     ===========================================================================================


See accompanying notes.

                        Kohl's Department Stores, Inc.
                                 Savings Plan

                         Notes to Financial Statements
                               January 30, 1999


1. Description of Plan

The Kohl's Department Stores, Inc. Savings Plan (the Plan) is a defined contribution plan covering all employees of Kohl's Department Stores, Inc. (the Company) with greater than 750 hours of service in any calendar year. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the "Savings Plan Handbook" for a description of the Plan.

2. Summary of Significant Accounting Policies

Valuation of Investments

Investments in Kohl's Corporation common stock, the William Blair Growth Fund, the Masterworks Asset Allocation Fund and the Templeton Foreign Fund are valued at fair value as established by quoted market prices. The Stable Value Fund and the Bank of America Short-Term Investment Fund are valued at fair value based on the redemption prices established by Bank of America Trust Company.

Investment Options

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan's five investment alternatives quarterly.

Contributions

Contributions from the Company are accrued for in accordance with the terms of the Plan. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.

Expenses

Expenses related to the administration of the Plan are paid by the Company.

                        Kohl's Department Stores, Inc.
                                 Savings Plan

                   Notes to Financial Statements (continued)


2. Summary of Significant Accounting Policies (continued)

Plan Year

The Plan's fiscal year ends on the Saturday closest to January 31.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

3. Contributions and Benefit and Withdrawal Payments

Eligible participants may make voluntary tax-deferred contributions up to a total of 15% of their base compensation (as defined), subject to certain statutory limits. Participant contributions made with tax-deferred dollars under
Section 401(k) of the Internal Revenue Code (IRC) are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan. The participant's contribution rate may be adjusted at the discretion of the plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits. The Company matching contribution is equal to 33 1/3% of each participant's contribution, up to a maximum of 2% of the participant's base compensation. The Plan also provides for additional Company contributions based on the discretion of the Company's Board of Directors.

All voluntary contributions made by a participant are fully vested. The Company's matching contribution is 100% vested after five years of credited service.

Upon termination, the nonvested portion of any participant account is forfeited. Forfeitures are applied to reduce Company contributions.

Retired participants' and total and permanently disabled participants' vested benefits are distributed, at the discretion of the participant, in a lump-sum payment or in periodic equal installments over a period not exceeding the lesser of ten years or the life expectancy of the participant. Terminated participants' and deceased participants' vested benefits are distributed in a lump-sum payment.

                        Kohl's Department Stores, Inc.
                                 Savings Plan

                   Notes to Financial Statements (continued)


3. Contributions and Benefit and Withdrawal Payments (continued)

Participants may withdraw, at any time, upon substantial financial hardship (as defined), any portion of the balance in their account which is attributable to their voluntary tax-deferred contributions and earnings. Participants are prohibited from making contributions to the Plan for twelve months following receipt of a hardship withdrawal.

4. Investments

Investments that represent 5 percent or more of the Plan's net assets are as follows:

                                                January 30,     January 31,
                                                   1999            1998
                                                ---------------------------
William Blair Growth Fund                       $46,673,952     $31,226,772
Masterworks Asset Allocation Fund                26,495,622      17,597,785
Stable Value Fund                                13,398,240      10,896,653
Kohl's Corporation Common Stock                  37,170,631      17,865,381

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                   January 30,      January 31,
                                                      1999             1998
                                                   ----------------------------
Net assets available for benefits per the
  financial statements                             $129,495,802     $82,631,650
Amounts allocated to withdrawn participants          (2,040,381)     (4,908,030)
                                                   ----------------------------
Net assets available for benefits per the Form
 5500                                              $127,455,421     $77,723,620
                                                   ============================

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                        Kohl's Department Stores, Inc.
                                 Savings Plan

                   Notes to Financial Statements (continued)


7. Income Tax Status

The Internal Revenue Service ruled (March 12, 1998) that the Plan qualifies under Section 401(a) of the IRC and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

8. Year 2000 (Unaudited)

The Company has developed a plan to modify its internal information technology to be ready for the Year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become Year 2000 compliant. The Company currently expects the project to be substantially complete by October 1999. The Company does not expect this project to have a significant effect on Plan operations.

                        Kohl's Department Stores, Inc.
                                 Savings Plan

                   Employer Identification Number 13-3357362
                                Plan Number 002

         Line 27(a) - Schedule of Assets Held for Investment Purposes

                               January 30, 1999


                                                      Number of                        Current
                 Description                        Shares/Units        Cost            Value
-------------------------------------------------------------------------------------------------
William Blair Growth Fund                             2,513,406      $34,526,386     $ 46,673,952
Masterworks Asset Allocation Fund                     1,813,527       21,989,840       26,495,622
Stable Value Fund                                       664,833       11,760,817       13,398,240
Kohl's Corporation Common Stock*                        548,644       11,823,152       37,170,631
Templeton Foreign Fund                                  140,819        1,448,833        1,161,760
Bank of America Short-Term Investment Fund*              46,611           46,611           46,611
                                                                     ----------------------------
                                                                     $81,595,639     $124,946,816
                                                                     ============================


*represents a party-in-interest to the Plan.

                        Kohl's Department Stores, Inc.
                                 Savings Plan
                   Employer Identification Number 13-3357362
                                Plan Number 002

               Line 27(d) - Schedule of Reportable Transactions

                          Year ended January 30, 1999

                                                                                                             Current
                                                                                                            Value of          Net
       Identity of          Description of               Selling         Purchase           Cost of         Asset on         Gain
     Party Involved             Assets                    Price            Price             Asset         Transaction      (Loss)
                                                                                                              Date
-----------------------------------------------------------------------------------------------------------------------------------
Category (iii)--Series of security transactions in excess of 5 percent of plan assets
Bank of America
  Short-Term
  Investment Fund            Mutual fund               $16,578,292      $         -       $16,578,292      $16,578,292     $      -
Bank of America
  Short-Term
  Investment Fund            Mutual fund                         -       16,624,047        16,624,047       16,624,047            -

William Blair Growth Fund    Mutual fund                 2,371,491                -         1,829,971        2,371,491      541,520
William Blair Growth Fund    Mutual fund                         -       10,498,946        10,498,946       10,498,946            -

Masterworks Asset
  Allocation Fund            Mutual fund                   938,903                -           785,884          938,903      153,019
Masterworks Asset
  Allocation Fund            Mutual fund                         -        7,198,771         7,198,771        7,198,771            -

Kohl's Corporation           Common stock                  984,301                -           418,621          984,301      565,680
Kohl's Corporation           Common stock                        -        3,194,368         3,194,368        3,194,368            -


The above transactions were made at the current value on the transaction date.

There were no category (i), (ii) or (iv) transactions during the year.